UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT

OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY

HAS CEASED TO BE AN INVESTMENT COMPANY

Dated: June 13, 2018

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐                                    Merger

☒                                  Liquidation

☐                                    Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                      Name of fund:

Triloma EIG Energy Income Fund — Term I

3.                                      Securities and Exchange Commission File No.:

811-23032

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐                                    Initial Application                                              ☒                                  Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State Zip Code):

201 North New York Avenue, Suite 200
Winter Park, FL 32789

6.                                      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Richard Horowitz

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036-6797

(212) 698-3525

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Triloma Financial Group, LLC

201 North New York Avenue, Suite 200

Winter Park, FL 32789
Telephone: (407) 636-7115

NOTE:          Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                                      Classification of fund (check only one):

☒                                  Management company

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☐                                    Open-end                                                                                           ☒                                  Closed-end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.                               Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Triloma Energy Advisors, LLC
201 North New York Avenue Suite 200
Winter Park, FL 32789

EIG Credit Management Company, LLC

1700 Pennsylvania Avenue NW

Suite 800

Washington, DC 20006

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Triloma Securities, LLC

201 North New York Avenue Suite 200

Winter Park, FL 32789

13.                               If the fund is a unit investment trust (“UIT”) provide:

(a)                                 Depositors’ name(s) and address(es):

Not Applicable.

(b)                                 Directors’ name(s) and address(es):

Not Applicable.

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐                                    Yes                                                                            ☒                                  No

If Yes, for each UIT state (name, file no. and business address):

15.                               (a)                                 Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒                                  Yes                                                                            ☐                                    No

If Yes, state the date on which the board vote took place:

March 26, 2018

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐                                    Yes                                                                            ☒                                  No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Fund is not required to obtain the approval of shareholders in order to liquidate.

II.                                   Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒                                  Yes                                                                            ☐                                    No

(a)                                 If Yes, list the date(s) on which the fund made those distributions:

May 15, 2018

(b)                                 Were the distributions made on the basis of net assets?

☒                                  Yes                                                                            ☐                                    No

(c)                                  Were the distributions made pro rata based on share ownership?

☒                                  Yes                                                                            ☐                                    No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                  Liquidations only:

Were any distributions to shareholders made in kind?

☐                                    Yes                                                                            ☒                                  No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.                               Closed-end funds only:

Has the fund issued senior securities?

☐                                    Yes                                                                            ☒                                  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.                               Has the fund distributed all of its assets to the fund’s shareholders?

☐                                    Yes                                                                            ☒                                  No

If No,

(a)                                 How many shareholders does the fund have as of the date this form is filed?

The Fund does not have any shareholders as of the date of this form. The Fund has retained cash or cash equivalents, including but not limited to, income dividend, interest or capital gain distributions, in an amount that is necessary to discharge any unpaid claims and obligations of the Fund and the Fund’s books as of May 15, 2018.

(b)                                 Describe the relationship of each remaining shareholder to the fund:

Not applicable.

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐                                    Yes                                                                            ☒                                  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                              Assets and Liabilities

20.                               Does the fund have any assets as of the date this form is filed?

☒                                  Yes                                                                            ☐                                    No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Cash	$30,235
Income & Other Receivables	$78,059
Total	$108,294

(b)                                 Why has the fund retained the remaining assets?

The Fund has retained cash or cash equivalents in an amount that is necessary to discharge any unpaid claims and obligations of the Fund and the Fund’s books.

(c)                                  Will the remaining assets be invested in securities?

No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒                                  Yes                                                                            ☐                                    No

If yes,

(a)                                 Describe the type and amount of each debt or other liability:

Administration	$44,947
Transfer Agent	$53,368
Custody	$304
Pricing	$750
Tax	$8,925
Total Accrued Expenses	$108,294

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

The Fund has retained cash or cash equivalents in an amount that is necessary to discharge any unpaid claims and obligations of the Fund and the Fund’s books. The Fund expects to complete the payment of all unpaid claims and obligations on or around July 8, 2018.

IV.                               Information About Event(s) Leading to Request For Deregistration

22.                               (a)                                 List the expenses incurred in connection with the Merger or Liquidation:

(i)                                     Legal expenses:          $96,581

(ii)                                  Accounting expenses: None

(iii)                               Other expenses (list and identify separately):

Administration	$148,858
Insurance	$95,727
Transfer Agent	$19,923
Board Related Expenses	$31,507
Communications	$1,150

(iv)                              Total expenses (sum of lines (i) - (iii) above): $393,746

(b)                                 How were those expenses allocated?

Triloma Financial Group, LLC and/or any of its subsidiaries and the Fund have paid expenses for services necessary to complete the liquidation of the Fund, which includes but not limited to, printing, legal, transfer agency, accounting, custodian fees and any shareholder communications. Triloma Financial Group, LLC and/or any of its subsidiaries paid 22% and the Fund paid 78% of the expenses incurred in connection with the liquidation.

(c)                                  Who paid those expenses?

Triloma Financial Group, LLC and any of its subsidiaries and Triloma EIG Energy Income Fund— Term I’s paid the expenses pursuant to the allocation set forth under question 22(b) above.

(d)                                 How did the fund pay for unamortized expenses (if any)?

Not applicable

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐                                    Yes                                                                            ☒                                  No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                               Is the fund a party to any litigation or administrative proceeding?

☐                                    Yes                                                                            ☒                                  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐                                    Yes                                                                            ☒                                  No

If Yes, describe the nature and extent of those activities:

VI.                               Mergers Only

Not applicable.

26.                               (a)                                 State the name of the fund surviving the Merger:

(b)                                 State the Investment Company Act file number of the fund surviving the Merger:

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Triloma EIG Energy Income Fund — Term I, (ii) she is the Chief Compliance Officer and Secretary of Triloma EIG Energy Income Fund — Term I (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Hope Newsome
Hope Newsome